Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	An investor presentation that has been made available on Comerica Incorporated’s website.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010 and July 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation February 2011 Comerica Incorporated

Safe Harbor Statement; Disclaimer
Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities
Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans,"
"intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration,"
"outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica,
Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements.
These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and
Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’
customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Comerica: A Brief Overview
Among the top 25 U.S. bank holding companies
Largest U.S. bank with corporate headquarters in Texas
$54 billion in assets
Founded over 160 years ago
Major lines of business include:
Major markets include:
Continued investments in growth markets
Strong capital position
At December 31, 2010
• Business Bank
• Wealth and Institutional Management
• Retail Bank
• Texas
• Florida
• California
• Arizona
• Michigan

Comerica Key Differentiators
Focused on growing and maintaining long-term relationships
Relationship Managers known for ingenuity, flexibility & responsiveness
Emphasis on having a clear understanding of our customers & their banking needs
Wide array of products and services
Community bank feel
Weathered credit cycle well relative to peers
Consistent credit standards
Granular portfolio
Main Street Bank
Well Positioned for Growth
Relationships are Priority One
Superior Credit Management Size
Solid Capital Position
Regulatory Reform
Impact expected to be less than other
major banks
Quality of capital is strong

Consistent strategy
• Based on relationship banking model
• Core businesses and geographies unchanged
• Recession-tested business model
Expense management
Solid capital position
Investing to accelerate growth and balance
• Banking center expansion in high growth markets
• New and enhanced products and services
• Expansion in Texas with pending Sterling Bancshares acquisition
Poised for the Future
Main Street Bank
Well Positioned for Growth

Financial Highlights
$ in millions
1
Estimated
2
See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures
Credit Quality Improvement Continued
$259 $116 $54 Provision for Credit Losses
224 132 113 Net Loan Charge-offs
7,730 6,171 5,542 Watch List
$36,742 $38,786 $39,896 Average Core Deposits
14,430 14,920 15,607 Average Noninterest-bearing deposits
21,690 21,432 22,145 Period-end Commercial Loans
$42,753 $40,102 $39,999 Average Total Loans
21,971 20,967 21,464 Average Commercial Loans
Solid Capital
Deposit Levels Strong
12.46% 9.96% 10.08% Tier 1 Capital Ratio
7.99% 10.39% 10.54% Tangible common equity ratio
4Q09 3Q10 4Q10 Pace of Loan Decline Slowed
2
1

WIM
$410MM 15%
Retail Bank
$705MM 25%
Business
Bank
$1,673MM
60%
Our Core Businesses
2010 Full Year Revenue
By Business Segment
1
As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses
Business Bank
Wide spectrum of credit and non-
credit financial products, cash
management and international
trade services
Retail Bank
Personalized financial products &
services to consumers and small
businesses
Wealth & Institutional
Management (WIM)
Serves the needs of affluent
clients, foundations,
organizations and corporations
1

Florida
$57MM 2%
Int'l
$108MM 4%
Other Markets
$227MM 8%
Texas
$409MM 15%
Western
$774MM 28%
Midwest
$1,213MM
43%
Where We Operate
1
Source: The 2009 U.S. Census Bureau
2
As of December 31, 2010: YTD revenues of $2.4 billion from continuing operations (FTE) including Finance & Other Businesses; Geography based on office of origination; Midwest includes: MI, OH, IL;  Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective
Exporting our 162 year
relationship banking expertise
to high growth markets
Operate in seven of the eleven
largest U.S. cities
California, Arizona, Texas and
Florida expected to account for
over one-half of U.S.
population growth between
2000 and 2030
Geographic footprint diversifies
earnings mix
2010 Full Year Revenue
By Market Segment
1
1
2

9 MI 218 TX 95 CA 103 FL 11 AZ 17 AZ 1 FL 6 CA 42 TX 50 MI 261 December 2003 360 Banking Centers December 31, 2010 444 Banking Centers Banking Center Network

Established: 1988
Largest U.S. bank with corporate
headquarters in TX
Average deposits
5
up 45% from FY05
National Specialty groups include:
• Heavy Equipment
• Energy
Acquisition of Sterling Bank
announced January 18, 2011
Diverse economy
Ranked #2 in the US by State GDP
Job growth rate for 2010 is 2.3%,
exceeding the national average of 0.9%
Home prices relatively stable
Comerica Texas Economic Activity
Index
4
is 8% above the cycle low
1
Source: 2010 Bureau of Economic Analysis
2
Source: Bureau of Labor Statistics as of 12/31/10
3
FHFA Purchase Only Home Price Index
4
As of October 2010
5
Full-Year 2010 YTD average
Texas Market:
Prepared for Growth
TX Banking Centers and Period Avg Deposits ($Bn)
61
68
95
79
87
90
20
30
40
50
60
70
80
90
2005 2006 2007 2008 2009 2010
$2
$3
$4
$5
$6
TX Banking Centers Deposits
1
2
3

California ranked #1 in the US by
State GDP
Seeing signs of stability in home
prices
Comerica California Economic Activity
Index up 12% from cycle low
Established: 1991
31% of Comerica’s loans
30% of Comerica’s deposits
Average Deposits
4
up 24% since FY05
National Specialty groups include:
• Technology and Life Sciences
• Entertainment
• Financial Services Division (FSD)
Western Banking Centers and Period Avg Deposits
excl. FSD ($Bn)
61
75
91
108
119
114
0
20
40
60
80
100
120
2005 2006 2007 2008 2009 2010
$6
$7
$8
$9
$10
$11
$12
Western Banking Centers Deposits
1
Source: 2010 Bureau of Economic Analysis
2
As of November 2010
3
2010 Full-Year average
4
December 2010 YTD average excluding FSD
Western Market:
Positioned for Sustained Recovery
1
2
3
3

Established: 1849
#1 in deposit market share in
southeast Michigan
36% of Comerica’s loans
Net charge-offs to average loans of
1.45% FY10, down from 2.07% FY09
despite economic backdrop
National Specialty groups include:
• National Dealer Services
• Health Care
• Waste Management
Unemployment
4
, while still elevated,
has fallen 2.8 percentage points
4
from the peak in 12/09
Automotive sector improving
Comerica Michigan Economic Activity
Index up 23% from cycle low
1
Source: FDIC 2010
2
Average Full-Year 2010
3
Source: CMA Economics as of November 2010
4
Source: Bureau of Labor Statistics as of December 2010
Michigan Market:
Performance through Economic Headwinds
Midwest Period Avg Deposits ($Bn)
16.0
15.8
17.7
17.1
16.0
$10
$12
$14
$16
$18
2006 2007 2008 2009 2010
1
2
3

Sterling Bank Acquisition –
A Unique Opportunity
Accelerates Comerica’s growth strategy in Texas
Significantly boosts Texas presence with solid deposit base and well located branch network
• Houston deposit market share triples
• Entry into San Antonio market
• Complements Dallas-Fort Worth locations
Enhances growth opportunities with focus on Middle Market and Small
Business
Leverages additional marketing capacity to offer a wide array of products and services through a larger distribution channel
Timely: economic, regulatory and market environment
Maintains strong pro forma capital position
Expect seamless integration: Manageable size within footprint

Sterling Bank Acquisition –
Transaction Summary
Purchase Price and Structure $10.00 per Sterling Bancshares (“SBIB”) share
100% common stock at fixed 0.2365 exchange ratio
Transaction value $1,027 million
Estimated Deal Economics Break even in first full fiscal year and increasingly accretive thereafter; Attractive valuation multiples
Estimated Synergies $56 million or 35% of SBIB expenses (run rate realized by year-end 2012)
No revenue synergies assumed
Estimated merger-related charges $80 million after-tax (~75% to be incurred in 2011)
Deal protection ~$40 million termination fee, in certain circumstances
Approval requirements SBIB shareholders
Customary regulatory approvals
Expected completion By mid-year 2011
Pro forma ownership Current CMA shareholders ~90%;
SBIB shareholders ~10%
1
Price and exchange ratio based on the 15-day average share price through January 11, 2011 of Comerica common stock on the NYSE of $42.28
2
First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs.
Additional detail can be found in the appendix of this presentation.
2
1

Founded: 1974 in Houston, TX
Operating in key Texas metropolitan markets
• Houston, Dallas-Fort Worth and San Antonio
Total Assets: $5.2 billion
• Loans:  $2.8 billion
Total Deposits: $4.3 billion
• Noninterest bearing:  $1.3 billion
Employees:  946
Branches: 57
Sterling Bank Highlights
At December 31, 2010
Source: Company Reports and SNL Financial
1
Based on Deposits at 6/30/10
6th largest U.S. bank with headquarters in Texas 1

C&D $2.3B
6%
Residential
Mortgage &
Consumer
$3.9B 10%
C&I $24.3B
60%
CRE-Owner
Occupied
$7.8B 19%
CRE $1.9B
5%
Sterling Bank Acquisition –
Opportunity to Leverage C&I Expertise
As of December 31, 2010; $Billions
CRE: Non-owner occupied Commercial Real Estate; C&I: Commercial and Industrial includes Lease Financing and
International Loans; C&D: Construction and Development
Residential
Mortgage &
Consumer
$0.4B 15%
C&I  $0.6B
23%
C&D $0.2B 8%
CRE- Owner
Occupied
$0.6B 22%
CRE $1.0B
32%
Sterling Bank
$2.8B Loans
Comerica Bank
$40.2B Loans
Comerica Bank
Texas Market
$6.8B Loans
C&D $1.0B
14%
Residential
Mortgage &
Consumer
$0.4B 7%
C&I $4.3B
63%
CRE-Owner
Occupied
$0.8B 12%
CRE $0.3B 4%

Sterling Bank Acquisition –
Attractive Deposit Mix
Time
$0.7B 17%
Non-
interest
bearing
$1.3B 31%
Money
Market,
NOW &
Savings
$2.2B 50%
Brokered
CD
$0.1B 2%
Sterling Bank
$4.3B Deposits
As of 12/31/2010; $Billions
Money
Market,
NOW &
Savings
$2.3B 40%
Time $1.2B
22%
Non-
interest
bearing
$2.2B 38%
Money
Market,
NOW
&Savings
$19.0B 47%
Time $5.9B
15%
Non-interest
bearing
$15.6B 38%
Comerica Bank
$40.5B Deposits
Comerica Bank
Texas Market
$5.7B Deposits
4Q10 Interest-bearing deposit costs:
40 basis points 54 basis points 76 basis points

Sterling Bank Acquisition –
Expanding in Attractive Markets
Houston
San Antonio
Austin
Fort Worth
Dallas
Sterling Bank Branch
Comerica Banking Center
Source: SNL Financial as of 06/30/2010
Rank and share % data not provided for San Antonio Market as it includes branches in Kerrville.  San Antonio and Kerrville are not listed in SNL Financial as a combined MSA
2
Deposits
Branches $mm Rank Share %
Texas Market
CMA 94 5,230 10 1.18
SBIB 60 4,142 13 0.94
Pro forma 154 9,372 6 2.12
Houston MSA
CMA 34 1,389 12 1.15
SBIB 33 3,269 6 2.70
Pro forma 67 4,658 6 3.85
Dallas - Fort Worth MSA
CMA 49 3,460 5 2.31
SBIB 13 266 45 0.18
Pro forma 62 3,726 5 2.49
Entry into San Antonio Market
CMA 0 0
SBIB 14 607
Pro forma 14 607
Austin MSA
CMA 11 381 11 1.66

Source: Company reports
1
As of December 31, 2010: CMA YTD revenues (FTE) of the major geographic markets of  $2.8 billion ($2.4B including Finance & Other
Businesses); Geography based on office of origination; Midwest includes: MI, OH, IL; Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective
Sterling Bank Acquisition –
Accelerating Geographic Balance
As of December 31, 2010
Pro forma
Combined
CMA SBIB
Assets $53.7B $5.2B $58.9B
Loans 40.2 2.8 43.0
Deposits 40.5 4.3 44.8
Revenue (4Q10) $620M $48M $668M
Branches 444 57 501
Texas Branches 95 57 152
Employees 9,001 946 9,947
Florida
$57M
2%
Int'l
$108M
4%
Other Markets
$227M
8%
Texas
$611M
20%
Western
$774M
26%
Midwest
$1,213M
40%
2010 Year-to-Date
Pro Forma Revenue
By Market Segment
1

Sterling Bank Acquisition –
Thorough Due Diligence
Conservative Gross
1
Loan Marks
$ in Millions; CRE Wholesale includes CRE mortgages referred by other financial institutions; CRE Other includes office, retail, hospitality, multifamily, warehouse, 1-4 family.
1
Excludes $77 million allowance for loan losses;
2
Estimated losses and portfolio breakdown is based on Comerica credit due diligence and may not reconcile to the 4Q10 data on slide 16
3
SBIB cumulative losses based on total net charge-offs as a % of average loans 1/1/08 through 12/31/10 of $3,267 million
Assisted by local market insight
into customers and competitors
Loan Review
• 25 person CMA evaluation team
• Reviewed 96% of nonperforming
loan outstandings; 92% of special
mention and substandard; and 43%
of pass credits
• CMA has extensive credit quality
review experience
In-depth review of:
• Investment portfolio
• Deposit composition
• Branch locations
Extensive Review Process
120
Cumulative credit losses taken
1/1/08 through 12/31/10                    3.7%
$330 12.0% $2,752 Total
$450
Total estimated credit losses               15.7%
through the cycle
As of 12/31/10 SBIB
Est.
Loss %
Est.
Loss $
C&I $623 4.0%  $24
CRE Owner occupied 335 7.6 26
CRE Wholesale 366 16.3 60
CRE Construction (C&D) 220 28.4 63
CRE Other 811 13.7 111
Consumer/Resi Mortgage 397 11.6 46
2
3

Sterling Bank Acquisition –
Continued Capital Strength
Tier I Common Capital Ratio at
December 31, 2010
1
On a pro forma basis:
Remain among the best
capitalized in peer group
Quality of capital is solid
with Tier 1 consisting of
99% common equity
Strong capital supports
future growth
Pro forma 12/31/10 Tier 1
Capital Ratio   10.0%
Source: SNL Financial (excludes MI and MTB as their numbers were not reported)
1
See Supplemental Financial Data slide for reconcilements of non-GAAP financial measures; 4Q10 estimated
6%
7%
8%
9%
10%
FITB USB RF STI ZION BBT HBAN KEY PNC CMA
Peer Median = 9.08%

Sterling Acquisition –
Transaction Economics
2.3x Price/Tangible Book Value
$276 Adjusted Tangible Book Value
3.7x Price/Adjusted Tangible Book Value
(89) Tax Impact @ 35%
(77) Sterling Allowance for Loan Losses
1
164 Net Loan Mark Adjustment
$440 Sterling Tangible Book Value
$330 Estimated Future Loan Losses
2
(182) Less: Goodwill & Intangibles
1
$622 Sterling Total Shareholder Equity
1
$1,027 Purchase Price
Purchase price reflects:
• Scarcity value – only two unassisted
acquisitions of banks with >$5 billion
assets in Texas in the past 7 years
and only 4 other public Texas
headquartered U.S. banks with assets
>$5 billion remaining
• Texas economy – one of the strongest
and largest economies in the U.S.
Price to adjusted tangible book
multiple reflects low book value
resulting from the conservative credit
marks
Estimated goodwill of $745MM
reflects purchase price less tangible
book value at close, as well as
additional accounting adjustments to
fair value all assets and liabilities
$ in Millions (MM); This analysis is based on estimates at the time of transaction announcement (January 18, 2011).
1
At December 31, 2010
2
Estimated losses based on Comerica credit due diligence

Sterling Acquisition –
Fits Comerica’s Main Street Bank Strategy
Accelerates growth in Texas urban markets
• Nearly doubles branch presence in Houston
• Entry into San Antonio market
• #6 largest deposit market share in state
Financially attractive
• Expect to be break even in first full year
1
and increasingly accretive
thereafter
• Conservative assumptions (synergies and credit marks)
• Price/Tangible Book Value of about 2.3x and deposit premium of about
17% -- fair value consistent with recent Texas healthy bank transactions
Expect seamless integration
• Size:  Manageable
• Location:  Within footprint
• Culture:  Business banking
Maintains strong capital position
• Pro forma 12/31/10 Tier 1 Capital Ratio 10.0%
1
First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs

Other
Markets
$3.7B 9%
Int'l
$1.5B 4%
Florida
$1.6B 4%
Midwest
$14.3B 36%
Western
$12.5B 31%
Texas
$6.4B 16%
Diverse Loan Portfolio
1
Specialty Businesses includes:  Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance and
Technology and Life Sciences (TLS )
Geography based on office of origination; Midwest: MI, OH, IL;  Western: CA, AZ, NV, CO, WA;
Other Markets include markets not separately identified above in addition to businesses with a national perspective
Average 4Q10: $40.0 billion
By Geographic Market By Line of Business
Global Corp
Banking
$4.3B 11%
Commercial
Real Estate
$4.7B 12%
Middle
Market
$11.9B 30%
Nat'l Dealer
Services
$3.8B 9%
Specialty
Businesses
1
$5.3B 13%
Personal
Banking
$1.8B 4%
Small
Business
Banking
$3.4B 9%
Private
Banking
$4.8B 12%

Commercial Loan Growth
Increases in:
• National Dealer Services $276MM
• Mortgage Banker Finance $158MM
• Energy $73MM
Average balances in $ millions
1
CRE: Owner-occupied and Commercial Real Estate line of business construction and mortgage loans
2
4Q10 compared to 3Q10
Decreases in:
• Commercial Real Estate line of
business ($332MM)
• Middle Market ($178MM)
• Small Business Banking ($72MM)
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Total Loans
44,782 42,753 41,313 40,672 40,102 39,999
Q-Q Change
(2,029) (1,440) (641) (570) (103)
Commerical
23,401 21,971 21,015 20,910 20,967 21,464
Q-Q Change
(1,430) (956) (105) 57 497
CRE
14,392 14,096 13,773 13,359 12,882 12,336
Q-Q Change
(296) (323) (414) (477) (546)
Average loan outstandings included :
Balance Sheet
Lines of Business
1
2

26 Source: Federal Reserve H.8 as of 1/26/2011 Loan Growth Post-Recession C&I Loans -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% Comerica All Banks Large Banks

Investment Securities Portfolio
Consists primarily of AAA
mortgage-backed Freddie
Mac and Fannie Mae
government agency
securities
• Net unrealized pre-tax gain
$55MM as of 12/31/10
• Average life of 3.4 years as
of 12/31/10
Repurchased customers’
Auction-Rate Securities in
4Q08
• Cumulative redemptions and
sales of $668MM
(4Q10 $12MM)
• Cumulative gains on
redemptions and sales of
$27MM  (4Q10 $1MM)
$ in millions (MM)
$3,500
$4,500
$5,500
$6,500
$7,500
$8,500
$9,500
$10,500
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Average Auction-Rate Securities
Average Investment Securities Available-for-Sale
Target:
Mortgage-backed
Securities $6.5B

$0
$10
$20
$30
$40
4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Core Deposits Increased
Average Core Deposits
$ in billions; 4Q10 vs 3Q10
1
Core deposits exclude Institutional CDs, Retail Brokered CDs and foreign office time deposits
Total average core deposits of
$39.9B, a $1.1B increase primarily
due to:
Noninterest-bearing deposits increased
$687MM
Money market and NOW deposits
increased $621MM
Customer CDs decreased $206MM
Total avg. core deposits:
Increased in:
• Middle Market $442MM
• Small Business $296MM
• Technology & Life Sciences $152MM
• Wealth Management $124MM
• Financial Services Division $56MM
Decreased in:
• Commercial Real Estate ($47MM)
Noninterest-bearing Interest-bearing
1

3.29%
3.23%
3.28%
3.18%
2.94%
2.68%
2.25%
2.50%
2.75%
3.00%
3.25%
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Net Interest Margin Improves
Excess liquidity position
2
:
4Q10 average $1.8B, down from
$3.0B in 3Q10
12/31/10 period end $1.3B
Negative impact on 4Q10 margin was
approximately 12 basis points
1
4Q10 vs. 3Q10
2
Excess liquidity represented by average deposits held at the Federal Reserve Bank.  See Supplemental Financial Data slide for reconciliation of non-GAAP financial measures.
Net interest margin increased six
basis points to 3.29% reflecting
1
:
+ Decline in excess liquidity
+ Redemption of higher-cost Trust
Preferred securities (TruPS)
- Decrease in yields on mortgage-
backed securities

A Leaner, More Efficient Company
6,000
8,000
10,000
12,000
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Workforce Reductions
1
4Q10 vs. 3Q10
2
Offset by increase in deferred compensation asset returns in noninterest income
Noninterest expenses
¹
:
Salaries expense increased:
• $10MM increase in incentives
as a result of improved financial
performance and rankings
relative to peers
• $6MM increase in Deferred
Compensation²
• $3MM increase in Severance
Trust preferred securities
redemption charge of $5MM
The number of full-time
equivalent employees has
declined 17% since
December 31, 2007

Key Credit Differentiators
Did not loosen credit standards
at peak of cycle
Conservative exposure
thresholds
Long tenured relationships
88% of portfolio is secured
Personal guarantees are
customary for bulk of portfolio
Proactive problem resolution and
restructuring
Portfolio migration closely
monitored
Tightened lending standards:
• Energy
• Technology and Life Sciences
• Home equity
Curtailed exposure to certain
segments:
• Automotive supplier
• Commercial and Residential
Construction
• SBA Franchise lending
• Specialty group with higher
leveraged transactions
Comerica followed its credit
policies…
…making enhancements to adapt
to the changing economy
1
At December 31, 2010
1

Credit College
- training and
development of future relationship
managers
Credit Administration
- multiple
years of experience in lending and
credit
Teamwork and customer focus –
credit and business lines collaborate
on loan structure to win deals
Relationship managers
– fully
engaged in recognition and
resolution of credit issues
Comerica Credit Culture
People Policies
Portfolio Analytics
- monitoring of
portfolio migration assists in early
recognition of issues
Special Asset Group
- maintain
core group of experienced workout
professionals
Quarterly Credit Quality Review
-
proactive review of problem credits
to assess strategy and reserve
Policies
– longstanding and proven,
yet continuously refined
Results: superior credit performance throughout the economic cycle
Processes
1
Based on peer average from 3Q07 through 4Q10
1

$ in millions
Credit Quality Positive Trends Continued
$1,292
3.06%
$1,251
3.06%
$1,214
2.98%
$1,311
3.24%
$1,235
3.06%
Nonperforming assets
to total loans & foreclosed property
$266 $245 $199 $294 $180 Nonperforming assets inflow
$111 $89 $93 $120 $112 Foreclosed property
$101 $83 $115 $104 $62 Loans past due 90 days or more
and still accruing
$7,730 $7,502 $6,651 $6,171 $5,542 Total Watch list loans
$57
$113
1.13%
4Q10
$122
$132
1.32%
3Q10
$126
$146
1.44%
2Q10
$256 $175 Provision for Loan Losses
$173
1.68%
1Q10
$225
2.10%
4Q09
Net credit-related charge-offs
to average total loans
We believe we will continue to see improving credit quality reflecting positive migration trends with some variability quarter to quarter

108
91
62
86
36
60
40
140
148
162
87
110
73
72
$0
$100
$200
$300
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Positive trends in credit quality
resulted in significant decline in
the provision for loan losses
Allowance for credit losses of
$936MM
• Decreased $59MM, reflecting
the positive trend in all credit
metrics, particularly the watch list
• Allowance for loan losses to total
loans 2.24%
• Allowance for loan losses to
nonperforming loans of 80%
Recoveries of $27MM, an
increase of $14MM
Loan Sales of $70MM, an
increase of $51MM
Provision for Loan Losses
Provision and Net Charge-offs
$ in millions; 4Q10 vs 3Q10
Credit Quality Positive Trends Continued
CRE Net Charge-Offs Non CRE Net Charge-Offs
312
311
256
175
126
122
57

By Geographic Market
Texas
$9MM 8%
Western
$42MM 37%
Midwest
$52MM 46%
Florida
$8MM 7%
Other Markets
$2MM 2%
Specialty
Businesses
$4MM 4%
Middle Market
$23MM 20%
Private Banking
$18MM 16%
Small Business
Banking $17MM
14%
Personal
Banking $5MM
5%
Global
Corporate
Banking $6MM
5%
Commercial
Real Estate
$40MM 36%
4Q10: $113 Million
Net Loan Charge-offs
By Line of Business
$ in millions; Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA
Other Markets include markets not separately identified above in addition to businesses with a national perspective
Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance, TLS and
National Dealer Services

Credit Quality Ratios vs. Peers
0
2
4
6
8
2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Peer Range Peer Average CMA
Peer Source: SNL; All nonperforming asset ratios exclude HBAN as their figures were not reported
NCO ratio defined as annualized loans and leases charged off, net of recoveries, as a % of average loans and leases
NPA ratio defined as nonperforming assets / (Gross loans +foreclosed assets)
0
2
4
6
8
2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
Peer Range Peer Average CMA
Net Charge-off Ratio vs. Peers
Nonperforming Asset Ratio vs. Peers
Credit metrics amongst the best in our peer group
Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION

Specialty
Businesses
$73MM
Small Business
$111MM
Other
$132MM
Middle
Market
$287MM
Commercial
Real Estate
$449MM
Global Corp
Banking
$28MM
$ in millions (MM); 4Q10 vs. 3Q10
Nonperforming Assets Declined
Nonperforming Assets of $1,235MM
included:
Nonaccrual loans decreased $83MM
• Commercial Real Estate decreased
$80MM
• Specialty Businesses decreased $14MM
$43MM Troubled Debt Restructurings
Foreclosed Property decreased $8MM
to $112MM
Average carrying value of nonaccrual
loans 54% (46% write-down)
Accruing Troubled Debt
Restructurings total $44MM
No nonaccrual loans Held-For-Sale
December 31, 2010
Nonaccrual Loans $1,080 million
By Line of Business

Nonaccrual Loans
36 248  $5–$10
3 84  Over $25
1,066 $1,080 Total
23 342  $10–$25
58 179  $2–$5
946 $227 Under $2
# of Relationships Outstanding
Period-end balances in $ millions (MM) as of December 31, 2010
Sold $41MM in nonperforming loans
at prices approximating carrying
value plus reserves in 4Q10
Proactively review nonaccrual loans
every quarter
Charge-offs and reserves taken to
reflect current market conditions
Granularity of nonaccrual loans:
72%
68%
66%
64%
61%
59%
56% 56%
55% 55%
54%
25%
40%
55%
70%
2Q08 4Q08 2Q09 4Q09 2Q10 4Q10
Carrying Value of Nonaccrual Loans
as % of Contractual Value

5,542
8,250
6,651
7,502
7,730
6,171
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Total Watch List Loans
Watch List Improvement Continued
Watch list loans decreased
$629MM, fifth consecutive quarter
of decline
Watch list loans decreased $2.7B
over past five quarters
Loans past due 90 days or more
and still accruing declined
Foreclosed property decreased
and remains relatively small
$ in millions; Analysis of 4Q10 compared to 3Q10
1
Watch list: generally consistent with regulatory defined special mention, substandard and doubtful (nonaccrual) loans
1
1
1

Commercial Real Estate Loan Portfolio
4Q10: $12.3 billion
4Q10 averages in $billions
1
Included in Commercial Real Estate line of business
Commercial Real Estate
Line of Business:
Nonaccrual loans of $449MM, down
$80MM from 3Q10
Loans over $2MM transferred to
nonaccrual totaled $71MM
($132MM in 3Q10 and $32MM in
2Q10)
Net loan charge-offs of $40MM
($60MM in 3Q10 and $36MM in
2Q10)
Primarily
Owner-
Occupied
Commercial
Mortgages
$8.4B 68%
Real Estate
Construction
$1.9B 16%
Commercial
Mortgages
$2.0B 16%
1
1

Commercial Real Estate Line of Business
December 31, 2010 Loan Outstandings: $3.8 billion
1
By Project Type
By Location of Property
Period-end balances in $billions;
1
Excludes Commercial Real Estate line of business loans not secured by real estate
Land Carry
$0.4B 10%
Land
Development
$0.2B 5%
Single Family
$0.3B 7%
Retail
$0.9B 23%
Multi-family
$0.9B 26%
Comml/Other
$0.3B 8%
Multi-use
$0.5B 12%
Other
Markets
$0.6B 15%
Florida
$0.5B 12%
Western
$1.2B 35%
Michigan
$0.5B 12%
Texas
$1.0B 26%
Office
$0.3B 9%

Expect variability
in credit metrics
with a general
improving trend
108
91
62
86
36
40
60
$0
$20
$40
$60
$80
$100
$120
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Residential Commercial Not Secured by RE
3,763
4,114
4,316
4,812
5,006
5,228
4,621
$0
$1,000
$2,000
$3,000
$4,000
$5,000
2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Residential Commercial
Commercial Real Estate Line of Business
Outstandings By
Property Type
Net Charge-offs By
Project Type
Period-end outstandings in $millions; excludes Commercial Real Estate line of business loans not secured by real estate;
Net Charge-offs $millions;
4Q10 vs. 3Q10
Commercial: Multi-Family, Retail, Office, Warehouse, Multi-use and Commercial
Charge-offs
decreased $19MM
Inflows to nonaccrual
decreased $61MM
Nonaccrual loans
decreased $80MM
Watch list loans
declined $245MM

Residential Real Estate Development
$0
$500
$1,000
$1,500
$2,000
$2,500
2Q09 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
Single Family
Residential - Land Carry/Development
Period-end balances in $millions
Western: CA, AZ, NV
Reduced Residential Real
Estate Development
exposure by $1.7B since
6/30/08 to $555MM at
12/31/10
Geographic breakdown:
• Western 39%
• Texas 20%
• Florida 15%
• Michigan 11%
• Other 15%
Reduced Western Market
Local Residential Real
Estate Developer Portfolio to
$105MM at 12/31/10 from
$932MM at 12/31/07

0%
2%
4%
6%
8%
10%
12%
4Q09 1Q10 2Q10 3Q10 4Q10
Strong Capital Ratios
Tier I Common Capital Ratio
Peer Median
Comerica
Among the best capitalized in
peer group
Quality of capital is solid
Tier 1 made up of 100% common
equity as of 10/1/10
Fully redeemed preferred stock
issued to U.S. Treasury in 1Q10
Redeemed $500MM of 6.57%
Trust Preferreds (TruPS) on
10/01/10
Doubled quarterly common stock
dividend to $0.10 per share
Authorized share and warrant
repurchases
Strong capital supports future
growth
Source: SNL Financial
Peer Group: BBT, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB, ZION (4Q10 averages exclude MI and MTB as their numbers were not reported)
1
See Supplemental Financial Data slides for reconcilements of non-GAAP financial measures; 4Q10 estimated
1

Appendix

Sterling Bancshares Financial Highlights
15.44 11.61 12.14 9.05 8.64 Tier 1 Capital  (%)
Asset Quality (%)
3.28 2.42 2.00 0.56 0.39 NAL&90+PD&OREO/Assets
1.48 1.72 0.40 0.09 0.20 NCOs/ Avg Loans
2.80 2.30 1.30 1.01 1.02 Loan Loss Reserves/ Gross Loans
202.1 227.6 239.1 221.8 203.0
Revenue
3.70 4.22 4.55 4.77 4.90 Net Interest Margin (%)
0.11 (2.18) 7.58 11.77 12.66 ROAE (%)
0.01 (0.26) 0.80 1.22 1.18 ROAA (%)
0.7 (13.0) 38.6 53.0 45.8 Net Income
159.0 160.9 152.6 138.4 130.3
Noninterest Expense
4,257 4,095 3,819 3,674 3,335 Total Deposits
2,678 3,170 3,745 3,384 3,101 Total Net Loans
5,192 4,937 5,080 4,536 4,118 Total Assets
12/31/2010 12/31/2009 12/31/2008 12/31/2007 12/31/2006 Period Ended
2010 FY 2009 FY 2008 FY 2007 FY 2006 FY
Source: SNL Financial and company report
$ in millions
NAL&90+PD&OREO: Nonaccrual Loans & Past Due Loans & Other Real Estate Owned

Fourth Quarter 2010 Average Loans Detail
$ in billions; geography based on office of origination.
1
Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance and TLS
Midwest Western Texas Florida
Other
Markets Int’l TOTAL
Middle Market $5.3 $3.8 $1.7 $0.2 $0.9 $0.0 $11.9
Commercial Real Estate 0.9 1.4 1.2 0.4 0.8 - 4.7
Global Corporate Banking 1.3 0.8 0.2 0.1 0.4 1.5 4.3
National Dealer Services 0.7 2.4 0.2 0.3 0.2 - 3.8
Specialty Businesses
1
1.0 1.5 1.5 0.0 1.3 - 5.3
SUBTOTAL – BUSINESS BANK $9.2 $9.9 $4.8 $1.0 $3.6 $1.5 $30.0
Small Business Banking 1.7 0.8 0.9 - - - 3.4
Personal Banking 1.4 0.1 0.2 - 0.1 - 1.8
SUBTOTAL – RETAIL BANK $3.1 $0.9 $1.1 $- $0.1 $- $5.2
Private Banking 2.0 1.7 0.5 0.6 - - 4.8
SUBTOTAL – WEALTH &
INSTITUTIONAL MANAGEMENT $2.0 $1.7 $0.5 $0.6 $0.0 $- $4.8
TOTAL $14.3 $12.5 $6.4 $1.6 $3.7 $1.5 $40.0

Loans by Line of Business
Average loans in $billions;
1
Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance, and TLS
4Q10 3Q10 FY10 FY09
Middle Market $11.9 $12.0 $12.1 $14.3
Commercial Real Estate 4.7 5.1 5.2 6.1
Global Corporate Banking 4.3 4.4 4.6 6.0
National Dealer Services 3.8 3.5 3.4 3.5
Specialty Businesses
5.3 5.0 5.0 5.5
SUBTOTAL – BUSINESS BANK $30.0 $30.0 $30.3 $35.4
Small Business Banking 3.4 3.5 3.5 3.9
Personal Banking 1.8 1.8 1.9 2.1
SUBTOTAL – RETAIL BANK $5.2 $5.3 $5.4 $6.0
Private Banking 4.8 4.8 4.8 4.8
SUBTOTAL – WEALTH &
INSTITUTIONAL MANAGEMENT $4.8 $4.8 $4.8 $4.8
TOTAL $40.0 $40.1 $40.5 $46.2
1

Loans By Geographic Market
Average loans in $billions; Geography based on office of origination; Midwest: MI, OH, IL;  Western: CA, AZ, NV, CO, WA;
Other Markets include markets not separately identified above in addition to businesses with a national perspective
4Q10 3Q10 FY10 FY09
Midwest $14.3 $14.3 $14.5 $17.0
Western 12.5 12.6 12.7 14.3
Texas 6.4 6.3 6.5 7.4
Florida 1.6 1.6 1.6 1.7
Other Markets 3.7 3.8 3.7 3.9
International 1.5 1.5 1.5 1.9
TOTAL $40.0 $40.1 $40.5 $46.2

Shared National Credit Relationships
Approx. 940 borrowers
Majority of relationships
include ancillary business
Comerica is agent for
approximately 17.5%
Adhere to same credit
underwriting standards as
rest of loan book
Credit quality mirrors total
portfolio
Global Corp
Banking
$2.3B 32%
Nat'l Dealer
Services
$0.3B 4%
Energy
$1.3B 18%
Other
$0.5B 7%
Middle Market
$1.7B 23%
Commercial
Real Estate
$1.2B 16%
December 31, 2010: $7.3 billion
Shared National Credit (SNC): Facilities greater than $20 million shared by three or more federally supervised financial institutions which are reviewed by regulatory authorities at the agent bank level.
Period-end outstandings as of  December 31, 2010

Commercial Real Estate Line of Business
Western Michigan Texas Florida
Other
Markets Total
Real Estate Construction Loans
Single Family 99 18 22 39 18 196
Land Development 60 9 52 9 27 157
Total Residential 159 27 74 48 45 353
Multi-Family 129 -                 227 131 92 579
Retail 119 48 262 27 29 485
Multi-use 117 5 52 -           27 201
Other 71 29 92 16 0 208
Total Commercial 436 82 633 174 148 1,473
Total Real Estate Construction Loans 595 109 707 222 193 1,826
Commercial Mortgage Loans
Single Family 13 3 17 6 30 69
Land Development 45 28 18 31 11 133
Total Residential 58 31 35 37 41 202
Multi-Family 51 55            138 115 45 404
Retail 128 98 16 64 80 386
Multi-use 115 16 31 -           87 249
Other 343 159 49 29 116 696
Total Commercial 637 328 234 208 328 1,735
Total Commercial Mortgage Loans 695 359 269 245 369 1,937
Total Commercial Real Estate Line of Business 1,290 468 976 467 562 3,763
December 31, 2010 period-end $ in millions; Western: CA, AZ, NV

52 Source: Federal Reserve H.8 as of 1/26/2011 Decline in Commercial Real Estate Loans Commercial Real Estate Loans -25% -20% -15% -10% -5% 0% 5% 10% 15% Comerica All Banks Large Banks

5.187 4.872 3.466 3.459
$0
$1
$2
$3
$4
$5
2007 2008 2009 2010
Diversified National Dealer Services
Detroit 3
nameplates
down from 41%
at 12/05 to 20%
at 12/10
Geographic Dispersion
Western 62% Florida 8%
Midwest 18% Texas 6%
Franchise Distribution
¹
1
Franchise distribution based on December 31, 2010 period-end outstandings
2
“Other” includes obligations where a primary franchise is indeterminable (rental car and leasing companies, heavy truck, recreational vehicles, and non-floor plan loans)
65 years of Floorplan lending, with
over 20 years on a national basis
Top tier strategy
Majority are “Mega Dealer”
Excellent credit quality
Robust monitoring of company
inventory and performance
Average Loan Balances
Toyota/
Lexus
22%
Ford
8%
GM
8%
Chrysler
4%
Mercedes
4%
Nissan/
Infinity
6%
Other
²
12%
Other
European
8%
Other Asian
10%
Honda/ Acura
18%
(five or more dealerships in group)
($ in Billions)

Consumer Loan Portfolio
9.9% of total outstandings
No sub-prime mortgage programs
Self-originated & relationship
oriented
Net loan charge-offs of $17MM
4Q10: $4.0 billion
4Q10 averages in $billions; Geography based on office of origination
1
Residential mortgages on the balance sheet are primarily associated with Private Banking customers.  Residential mortgages originated through the banking centers are typically sold to a third party.
2
The “other” category includes automobile, personal watercraft, student and recreational vehicle loans.
3
Data on loans booked through the Consumer Loan Center which encompasses about 86% of the Home Equity Lines and Loans
Consumer Loan Portfolio
Midwest
62%
Florida
3%
Texas
9%
Western
26%
About 85% home equity lines and 15%
home equity loans
Avg. FICO score of 753 at origination
86% have CLTV 80% at origination
Average loan vintage is 5.3 years
4Q10: $1.7 billion
Home Equity Portfolio
3
Residential
Mortgages
1
$1.6B
40%
Consumer
Loans-Home
Equity $1.7B
43%
Consumer
loans-Other
2
$0.7B 17%

Fourth Quarter 2010 Average Deposits Detail
Midwest Western Texas Florida
Other
Markets Int’l TOTAL
Middle Market $1.2 $3.4 $0.6 $0.0 $0.1 - $5.3
Commercial Real Estate 0.2 0.5 0.1 0.0 0.1 - 0.9
Global Corporate Banking 3.0 0.5 0.9 0.1 0.8 1.3 6.6
National Dealer Services 0.1 0.1 0.0 0.0 0.0 - 0.2
Specialty Businesses
1
0.7 4.3 0.9 0.1 1.0 - 7.0
SUBTOTAL – BUSINESS BANK $5.2 $8.8 $2.5 $0.2 $2.0 $1.3 $20.0
Small Business Banking 2.2 1.1 1.2 - - - 4.5
Personal Banking 9.8 1.1 1.7 - 0.1 - 12.7
SUBTOTAL – RETAIL BANK $12.0 $2.2 $2.9 $-- $0.1 $-- $17.2
Private Banking 0.8 1.4 0.2 0.2 0.1 - 2.7
SUBTOTAL – WEALTH &
INSTITUTIONAL MANAGEMENT
$0.8 $1.4 $0.2 $0.2 $0.1 $-- $2.7
Finance/Other
2
0.5 - - - - - 0.5
TOTAL $18.5 $12.4 $5.6 $0.4 $2.2 $1.3 $40.4
$ in billions
1
  Specialty Businesses includes: Entertainment, Energy, Financial Services Division, Leasing, Mortgage Banker Finance and TLS
2
Finance/Other includes $0.1B in Inst. and Retail Brokered CD’s; included in Finance Division segment

Line of Business Deposits
Average deposits in $billions
1
Specialty Businesses includes: Entertainment, Energy, Financial Services Division, Leasing, Mortgage Banker Finance and TLS
2
Finance/Other includes Inst. and Retail Brokered CD’s: 4Q10 - none; 3Q10 - $0.1B; FY10 - $0.3B; FY09 - $4.1B
4Q10 3Q10 FY10 FY09
Middle Market $5.3 $4.8 $4.9 $4.3
Commercial Real Estate 0.9 0.9 1.0 0.7
Global Corporate Banking 6.6 6.6 6.6 5.1
National Dealer Services 0.2 0.2 0.2 0.1
Specialty Businesses
1
7.0 6.7 6.4 5.1
SUBTOTAL – BUSINESS BANK $20.0 $19.2 $19.1 $15.3
Small Business Banking 4.5 4.2 4.1 3.9
Personal Banking 12.7 12.8 12.8 13.5
SUBTOTAL – RETAIL BANK $17.2 $17.0 $16.9 $17.4
Private Banking 2.7 2.6 2.8 2.7
SUBTOTAL – WEALTH &
INSTITUTIONAL MANAGEMENT
$2.7 $2.6 $2.8 $2.7
Finance/Other
2
0.5 0.5 0.7 4.6
TOTAL $40.4 $39.3 $39.5 $40.0

Core Deposits By Geographic Market
4Q10 3Q10 FY10 FY09
Midwest $17.9 $17.8 $17.7 $17.0
Western 12.5 11.8 12.0 11.1
Texas 5.6 5.4 5.3 4.5
Florida 0.4 0.4 0.4 0.3
Other Markets 2.2 2.2 2.2 1.6
International 1.1 1.1 1.0 0.8
Finance/Other 0.2 0.1 0.1 0.0
TOTAL $39.9 $38.8 $38.7 $35.3
Average deposits in $ billions; Geography based on office of origination; Midwest: MI, OH, IL;  Western: CA, AZ, NV, CO, WA;
Other Markets include markets not separately identified above in addition to businesses with a national perspective
Excludes Foreign Office Time Deposits (4Q10 $0.5B, 3Q10 $0.4B, FY10 $0.5B, FY09 $0.7B) and Inst. & Retail Brokered CDs of
$0.1B in 3Q10; $0.3B in FY10; and $4.1B in FY09

Net Loan Charge-offs by Line of Business
$ in millions;
1
Includes $26MM related to a Middle Market/National group that focused on higher levered relationships
2
Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance, TLS and
National Dealer Services
4Q10 3Q10 2Q10 1Q10 4Q09
Commercial Real Estate $40 $60 $36 $86 $62
Middle Market 23 32 71
1
39 76
Small Business Banking 17 14 16 20 22
Wealth & Institutional
Management 18 14 11 10 12
Specialty  Businesses 4 8 4 10 18
Personal Banking 5 4 6 6 8
Global Corporate Banking 6 0 2 2 26
TOTAL $113 $132 $146 $173 $224
Provision for loan losses $57 $122 $126 $175 $256
2

Net Loan Charge-offs by Market
$ in millions
Geography based on office of origination; Midwest: MI, OH, IL;  Western: CA, AZ, NV, CO, WA;
1
Other Markets include markets not separately identified above in addition to businesses with a national perspective
2
Includes $26MM related to a Middle Market/National group that focused on higher levered relationships
4Q10 3Q10 2Q10 1Q10 4Q09
Midwest $52 $61 $44 $55 $97
Western 42 58 47 65 85
Texas 9 5 8 25 13
Florida 8 6 7 10 4
Other Markets /
International
1
2 2 40
2
18 25
TOTAL $113 $132 $146 $173 $224
Provision for loan losses $57 $122 $126 $175 $256

A A A- A2 Comerica
BBB-
BBB-
BBB+
A-
BBB+
A-
BBB+
A-
A+
A+
AA-
Fitch
BBB BB+ Ba3 Regions Financial
BBB BBB Baa2 Huntington
BBB (low) BBB- B2 Zions Bancorporation
BBB (high) BB+ Baa1 Marshall & Ilsley
Baa1
Baa1
Baa1
A3
A3
A2
Aa3
Moody’s
A (high) A PNC
A (low) A- M&T Bank
A (high) A BB&T
A (low) BBB Fifth Third
A (low) BBB SunTrust
BBB (high) BBB+ KeyCorp
AA
DBRS S&P
A+ US Bancorp
Holding Company Debt Ratings
As of 01/28/2011
Source: SNL Financial
Debt Ratings are not a recommendation to buy, sell, or hold securities.
Senior Unsecured/Long-Term Issuer Rating

Based on the two options contemplated in the draft
Fed rules, total debit card PIN ($9 million annual
revenue ) and signature-based ($31 million annual
revenue ) interchange fees in 2011 would be
reduced by $13MM - $15MM
Direct impact on client-driven energy derivatives
business ($1 million annual revenue )
As currently proposed by the FDIC, CMA expects
2011 FDIC insurance expense to remain consistent
with 2010 expense ($62 million).
As currently proposed by the FDIC, there will not be
a separate assessment for unlimited deposit
insurance coverage for this period.
Could lead to increased cost of commercial demand
deposits, depending on interplay of interest, deposit
credits, and service charges
Impacts
Allows for continued growth of CMA’s core client-
driven foreign exchange ($39 million annual
revenue ) and interest rate ($7 million annual
revenue ) derivatives business
Derivatives – Allows continued trading of
foreign exchange and interest rate derivatives;
energy, uncleared commodities and agriculture
derivatives will move to a separate subsidiary
New rule is consistent with CMA’s focus on core
deposit growth
Deposit Insurance – Changes definition of
assessment base, increases fund’s minimum
reserve ratio & permanently increases insurable
level
Could provide impetus for additional deposit
generation
TAG Extension - Provide unlimited deposit
insurance on noninterest-bearing accounts from
12/31/10 to 12/31/12
Government card programs, such as the
DirectExpress Social Security program, are exempt
Interchange Fees - Limits debit card transaction
processing fees that card issuers can charge
merchants
On October 1, 2010 fully redeemed all $500
million of Trust Preferred Securities at par
Trust Preferreds - Prohibits certain banks from
including Trust Preferreds in Tier 1 Capital
(phase out beginning 1/1/13)
Could provide impetus for additional deposit
generation
Interest on Demand Deposits - Allows interest
on commercial demand deposits (one year from
enactment)
Opportunities Key Changes
1
Dodd-Frank Wall Street Reform and Consumer Protection Act; Based on 2010 full-year results
Impact on Comerica is estimated and subject to final rulemaking. Comerica may be impacted by other changes due to the financial reform legislation.
Timing of prescribed changes varies by rule.
Overall, relative impact from Financial Reform will likely be less than other major banks
Financial Reform
1
2
2
2
2
2
2

Basel III Implementation
New rules effective between 2013 and 2019; US adoption expected to occur over a similar timeframe, but the final form of the US rules is uncertain
CMA is not a mandatory Basel II bank
CMA Tier 1 Common 12/31/10: 10.1%
Regulatory required minimum by 2019: 7%
(4.5% minimum plus 2.5% “conservation
buffer”)
CMA has NO material impact from:
• Mortgage servicing rights
• Trust Preferreds
• Deferred tax assets
• Investments in financial institutions
Expected change in Risk Weighted Assets
not material
Higher degree of uncertainty regarding
implementation and interpretation
Will likely require more on-balance sheet
liquidity
• Possibly increase or change the mix of
the investment securities portfolio
• Continued focus on retail deposit
generation
Careful management of off-balance sheet
commitments; expect evolution of pricing
and terms of off-balance sheet commercial
commitments
Expected to be manageable given proven
ability to administer our balance sheet
Capital Requirement: Liquidity Requirement:
1
See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures
Impact on Comerica is estimated and subject to final rulemaking. Comerica may be affected by other changes due to Basel III.
1

Supplemental Financial Data
Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)
12/31/10 9/30/10 6/30/10 3/31/10 12/31/09
Total Regulatory Capital $8,654 $8,566 $9,001 $9,062 $10,468
Tier 1 capital
Less: Fixed rate cumulative perpetual preferred stock
Less: Trust preferred securities
$6,027
--
--
$5,940
--
--
$6,371
--
495
$6,311
--
495
$7,704
2,151
495
Tier 1 common capital
Risk-weighted assets
Tier 1 common capital ratio
6,027
59,806
10.08%
5,940
59,608
9.96%
5,876
59,877
9.81%
5,816
60,792
9.57%
5,058
61,815
8.18%
Total shareholders’ equity
Less: Fixed rate cumulative perpetual preferred stock
Less: Goodwill
Less: Other intangible assets
$5,793
--
150
6
$5,857
--
150
6
$5,792
--
150
6
$5,668
--
150
7
$7,029
2,151
150
8
Tangible common equity $5,637 $5,701 $5,636 $5,511 $4,720
Total assets
Less: Goodwill
Less: Other intangible assets
$53,667
150
6
$55,004
150
6
$55,885
150
6
$57,106
150
7
$59,249
150
8
Tangible assets $53,511 $54,848 $55,729 $56,949 $59,091
Tangible common equity ratio 10.54% 10.39% 10.11% 9.68% 7.99%
2
1,2
2
2
1,2
The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations.  The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.
The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.
1
Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.
2
December 31, 2010 Regulatory Capital, Tier 1 Capital, and Risk-Weighted assets are estimated.

Supplemental Financial Data
Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)
The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation’s short-term investment in low yielding instruments.
1
Excess liquidity represented by interest earned on and average balances deposited with the Federal Reserve Bank.
4Q10 3Q10 2Q10 1Q10 4Q09
Net interest income (FTE)
Less: Interest earned on excess liquidity
$406
1
$405
2
$424
2
$  416
3
$  398
1
Net interest income (FTE), excluding
excess liquidity
$405 $403  $422  $  413 $  397
Average earnings assets
Less: Average net unrealized gains on
investment securities available-for-sale
$49,102
139
$50,189
180
$51,835
80
$52,941
62
$53,953
107
Average earnings assets for net interest
margin (FTE)
Less: Excess liquidity
$48,963
1,793
$50,009
2,983
$51,755
3,719
$52,879
4,092
$53,846
2,453
Average earnings assets for net interest
margin (FTE), excluding excess liquidity
$47,170 $47,026 $48,036 $48,787 $51,393
Net interest margin (FTE)
Net interest margin (FTE), excluding
excess liquidity
3.29%
3.41%
3.23%
3.42%
3.28%
3.51%
3.18%
3.42%
2.94%
3.07%
Impact of excess liquidity on net interest
margin (FTE)
(0.12)%
(0.19)%
(0.23)%
(0.24)%
(0.13)%
1
1

Additional Information For Shareholders
In connection with the proposed merger transaction, Comerica will file with the Securities and Exchange
Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of
Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE
PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE
AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY
AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about
Comerica and Sterling, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab
"Investor Relations" and then under the heading "SEC Filings" or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab "Investor Relations" and then under the heading "SEC
Filings."
Comerica and Sterling and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms
8-K filed with the SEC on June 25, 2010 and July 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.